UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

Emergent Capital, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 per Share
(Title of Class of Securities)

29102N105
(CUSIP Number)

Eric LeGoff President & COO Evermore Global Advisors, LLC 89 Summit Avenue Summit, NJ 07901 908-378-2880
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2020
(Date of Event Which Requires Filing of the Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29102N105	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS Evermore Global Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 37,500,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 37,500,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,500,000[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%[2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

1 Excludes 9,750,000 shares of common stock of Emergent Capital, Inc. (the “Issuer”) that may be acquired upon exercise of unvested warrants that vest and become exercisable as set forth in the warrant.

2 Based on 158,655,140 shares of common stock of the Issuer outstanding as of July 8, 2020.

CUSIP NO. 29102N105	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSONS Evermore Global Value Fund, a series of Evermore Funds Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0[1]
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,710,000[2]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%[3]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

1 The Reporting Person has delegated all authority to vote and dispose of shares of common stock of the Issuer owned by it to Evermore Global Advisors, LLC (“Evermore”), but has the right to rescind the authority granted to Evermore upon proper notice.

2 Excludes 4,334,786 shares of common stock of the Issuer that may be acquired upon exercise of unvested warrants that vest and become exercisable as set forth in the warrant.

3 Based on 158,655,140 shares of common stock of the Issuer outstanding as of July 8, 2020.

CUSIP NO. 29102N105	Page 4 of 8 Pages

1.	NAME OF REPORTING PERSONS Sirius International Insurance Corporation (publ)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Stockholm, Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0[1]
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,815,000[2]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%[3]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IC

1 The Reporting Person has delegated all authority to vote and dispose of shares of common stock of the Issuer owned by it to Evermore, but has the right to rescind the authority granted to Evermore upon proper notice.

2 Excludes 3,592,178 shares of common stock of the Issuer that may be acquired upon exercise of unvested warrants that vest and become exercisable as set forth in the warrant.

3 Based on 158,655,140 shares of common stock of the Issuer outstanding as of July 8, 2020.

CUSIP NO. 29102N105	Page 5 of 8 Pages

This Amendment No. 2 (the “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 4, 2018 (as subsequently amended by the amendment to Schedule 13D filed with the SEC on January 3, 2019, the “Schedule 13D”), with respect to the common stock and certain 8.5% Senior Secured Notes due 2021 of Emergent Capital, Inc., a Florida corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D. This Amendment amends Items 4, 6 and 7 as set forth below.

The Reporting Persons have updated the Beneficial Ownership information, namely the percent of the class represented by the number of shares beneficially owned, in the preceding pages. Such updates are presented solely to present such information as of the date of this Amendment and reflect the change in the number of outstanding shares of common stock of the Issuer. None of the Reporting Persons has acquired or disposed of either shares of common stock or warrants to acquire common stock of the Issuer since the filing of the prior amendment.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

See Item 6 below for a description of the terms of the Restructuring Support Agreement to which certain of the Reporting Persons are a party.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On October 14, 2020, the Issuer and beneficial holders, or nominees, investment advisers or managers for the account of beneficial holders, of a majority of the outstanding principal amount (together with their respective successors and permitted assigns that subsequently become party thereto, the “Supporting Noteholders”) of the Issuer’s 8.5% Senior Secured Notes due 2021 (the “Senior Notes”) issued pursuant to that certain Amended and Restated Indenture, dated as of July 28, 2017 (as amended, the “Senior Notes Indenture”), between the Issuer and Wilmington Trust, National Association, as trustee, entered into a Restructuring Support Agreement (the “RSA”). The parties to the RSA have agreed to undertake, and the Supporting Noteholders have agreed to vote in favor of, a financial restructuring of the existing debt and equity interests of the Issuer, to be implemented by the Issuer commencing a voluntary case under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware through a chapter 11 reorganization (the “Plan”), whereby the Issuer would ultimately be liquidated and dissolved.

Certain investment advisory clients of Evermore Global Advisors, LLC (“Evermore”) own 37,500,000 shares of common stock of the Issuer, warrants to purchase up to 9,750,000 shares of common stock of the Issuer (subject to the warrants’ provisions relating to vesting, exercisability and anti-dilution adjustments thereof), and an aggregate principal amount of $29,239,316.53 of the Senior Notes. Certain of Evermore’s investment advisory clients, including the Evermore Global Value Fund, a series of Evermore Funds Trust (“EGVF”), but excluding Sirius International Insurance Corporation (“Sirius”), entered into the RSA and accordingly are Supporting Noteholders thereunder.

The RSA contemplates the restructuring (the “Restructuring”) of the Issuer consistent with the Plan and the Plan term sheet that is attached as Exhibit A to the RSA (the “Plan Term Sheet”), the terms of which have been agreed by the Issuer and the Supporting Noteholders. The Plan Term Sheet contemplates that the Issuer would enter into certain restructuring transactions in accordance with the Plan, including, among other things: (i) the exchange of all of the Senior Notes for Series A Notes of Lamington Road DAC, an Irish designated activity company (the “Company”); (ii) the exchange of all of the Issuer’s 5.0% Senior Unsecured Convertible Notes due 2023 (the “Convertible Notes”) for, with respect to each Convertible Note, (x) 10 Trust Certificates (as defined below), each of which represent one PPN (as defined below), and (y) a Series B Note of the Company; (iii) the exchange of all (w) existing shares of the Issuer’s common stock, (x) vested warrants exercisable for the Issuer’s common stock, (y) shares of outstanding restricted stock (the “Existing Restricted Stock”) issued pursuant to the Issuer’s 2010 Omnibus Incentive Plan (the “Incentive Plan”), which shares of Existing Restricted Stock will vest on the Restructuring closing date in accordance with their terms, and (z) shares of the Issuer’s common stock to be issued upon the vesting of outstanding restricted stock units (the “Existing RSUs”) issued pursuant to the Incentive Plan, which Existing RSUs will vest on the Restructuring closing date in accordance with their terms, with Grantor Trust Certificates issued by a Cayman Islands Grantor Trust Trustee (as defined below) (the “Trust Certificates”), each of which represents one profit participating note (“PPN”); (iv) the exchange of all of the Issuer’s outstanding stock options for options to purchase Trust Certificates; (v) the exchange of all of the Issuer’s outstanding stock appreciation rights with appreciation rights exercisable for Trust Certificates, each of which represents one PPN; and (vi) the exchange of all of the Issuer’s existing unvested warrants to purchase the Issuer’s common stock with unvested warrants to purchase Trust Certificates, each of which represents one PPN. Accordingly, following the effectiveness of the Restructuring, the Reporting Persons will no longer own securities of the Issuer but will instead own securities that entitle the holder to receive distributions made by the Company.

CUSIP NO. 29102N105	Page 6 of 8 Pages

The Trust Certificates will be issued pursuant to a Grantor Trust Agreement between the Issuer, as grantor, and a Cayman Islands trust company, as trustee (the “Grantor Trust Trustee”). Each Trust Certificate will represent one PPN having a principal amount equal to the greater of (i) the closing price of the Issuer’s common stock immediately preceding the Issuer’s bankruptcy filing or (ii) the closing price of the Issuer’s common stock immediately preceding the Restructuring closing date. The Grantor Trust Trustee will hold the PPNs underlying the Trust Certificates and the investors will have rights as provided in the Grantor Trust Agreement.

The PPNs, which underlie the Trust Certificates, will be deposited by the Company with the Grantor Trust Trustee, which will issue an equal number of Trust Certificate(s) to the holders thereof. Upon the maturity of the PPNs 100 years after the Restructuring closing date (the “Final Maturity Date”), the Company will be obligated to repay the unpaid principal balance of the PPNs, together with any applicable distributions thereon. Upon receipt of the proceeds of the PPNs, the paying agent in respect of the Trust Certificates will pay holders of the Trust Certificates the cash receipts and other distributions it receives in respect of the PPNs, after deducting fees and expenses applicable to the Grantor Trust.

The Company will be required to redeem the outstanding PPNs on a pro rata basis for cash at a price equal to the unpaid principal balance thereof, plus any applicable distributions thereon, plus any call premium associated with such redemption, upon the earlier of (i) the Final Maturity Date; (ii) the acceleration of all obligations under the PPNs following the occurrence of an Event of Default; and (iii) a Deemed Liquidation (as defined in the Plan Term Sheet). Upon receipt of such redemption proceeds, the paying agent in respect of the Trust Certificates will redeem a pro rata portion of the Trust Certificates and pay holders of such Trust Certificates the cash receipts and other distributions it receives in respect of the redemption of the PPNs, after deducting fees and expenses applicable to the Grantor Trust.

The RSA provides for certain milestones requiring, among other things, that the Issuer (i) commence the Plan on or before October 16, 2020 and promptly file the Plan and related Disclosure Statement (as defined in the RSA) within one business day thereafter; (ii) obtain the Bankruptcy Court’s approval of the Disclosure Statement on or before November 16, 2020; (iii) obtain the Bankruptcy Court’s approval of the Confirmation Order (as defined in the RSA), as well as of the terms of the RSA, on or before December 18, 2020; and (iv) unless the RSA is terminated in accordance with its terms, obtain the Required Supporting Noteholders’ (as defined in the RSA) acceptance of the documents governing the Restructuring on or prior to the commencement of the Confirmation Hearing (as defined in the RSA). The Required Supporting Noteholders may terminate the RSA if the Issuer fails to achieve these milestones, or if certain other events occur, including if the Plan does not become effective by December 31, 2020. The Issuer may terminate the RSA upon the occurrence of certain breaches by the Supporting Noteholders or if the Plan does not become effective by December 31, 2020. The parties may also mutually agree to terminate the RSA.

The RSA contains certain covenants on the part of each of the Issuer and the Supporting Noteholders, including, subject to the terms of the RSA, commitments by the Supporting Noteholders to vote all of their claims and interests in favor of the Plan and limitations on each of the Supporting Noteholders’ ability to, among other things, (i) make claims against the Issuer in a manner inconsistent with the RSA; (ii) enforce defaults and Events of Default under the Senior Notes Indenture and the Senior Notes; and (iii) transfer (including by depositing into a voting trust, granting proxies or entering into a voting agreement) its claims against or interests in the Issuer unless such transferee agrees to be bound by the RSA. The RSA requires the Issuer to, among other things, (i) use its reasonable best efforts to implement the Restructuring; (ii) notify the Supporting Noteholders of certain events affecting the Restructuring, including the Issuer’s breach of the RSA and certain governmental or third-party communications; (iii) pay certain professional fees and expenses of the Supporting Noteholders in connection with the Restructuring; and (iv) provide copies of material documents related to the Restructuring to the Supporting Noteholders and their professionals. The parties to the RSA agree to negotiate in good faith to finalize the documents and agreements governing the Restructuring.

CUSIP NO. 29102N105	Page 7 of 8 Pages

The foregoing description of the RSA is a summary only and is qualified in its entirety by the terms and conditions of the RSA, which is filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 15, 2020 (the “Form 8-K”) and is incorporated by reference herein. For a more detailed discussion of the contemplated Restructuring, see the Form 8-K.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 99.11

Restructuring Support Agreement (Senior Notes), dated as of October 14, 2020, by and among the Issuer and the other parties thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on October 15, 2020)

CUSIP NO. 29102N105	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2020

Evermore Global Advisors, LLC

By:	/s/ Eric LeGoff
Eric LeGoff
President & COO

EVERMORE GLOBAL VALUE FUND

By:	/s/ Eric LeGoff
Eric LeGoff
CEO

SIRIUS INTERNATIONAL INSURANCE CORPORATION (PUBL)

By:	/s/ Lena Kjellenberg Heynes
Lena Kjellenberg Heynes
SVP & General Counsel

By:	/s/ Lars Andersson
Lars Andersson
SVP & CFO